Exhibit 99.1

CureVac Establishes European-Based Network to Ramp Up Manufacturing of its COVID-19 Vaccine Candidate, CVnCoV

•	Building an integrated European vaccine manufacturing network with experienced partners
•	Managing supply chain risk by collaborating with several partners for each manufacturing step
•	Increasing capacity to reach up to 300 million doses in 2021 and up to 600 million doses in 2022

TÜBINGEN, Germany/ BOSTON, USA – November 17, 2020 – CureVac N.V. (Nasdaq: CVAC), a biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), announced today that it is accelerating the expansion of its manufacturing network to deliver pandemic-scale volumes of its COVID-19 vaccine candidate, CVnCoV. Preparations for the start of production and required technology transfers are underway.

CureVac aims to build a broad and integrated European vaccine manufacturing network with highly experienced CDMO (Contract Development and Manufacturing Organization) partners for each of the key manufacturing steps for CVnCoV. With this strategy, the company is expecting to significantly increase its existing manufacturing capacities for CVnCoV to up to 300 million doses in 2021 and up to 600 million doses in 2022, while managing potential supply chain risks. An additional large-scale production facility supported by the European Investment Bank (EIB) at CureVac´s headquarters in Tübingen is currently in development.

“It is our goal to ramp up the production capacity of our vaccine candidate within a short period of time to ensure a stable supply,” said Dr. Florian von der Mülbe, Chief Production Officer of CureVac. “We are currently working with experienced CDMOs across Europe to establish a solid production network. Geographic proximity is an important factor for facilitating alignment and technology transfers.”

Over the coming weeks, CureVac expects to announce key CDMO and supplier partnerships. CureVac’s CVnCoV manufacturing network will leverage expertise and capacity across Germany, France, the Netherlands, Belgium, Spain and Austria, as well as potentially Sweden, Poland, Italy and Ireland.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The compound is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus. Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. The data support CureVac’s decision to advance a 12µg dose in its upcoming pivotal Phase 2b/3 study, which CureVac plans to initiate before the end of 2020. Clinical trial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities to allow for broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac
CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.